Issued on behalf of Reed Elsevier PLC

Disclosure of Interest in Voting Shares

Pursuant to Part VI of the Companies Act 1985 (as amended) a notification was received on 22 January 2003 from Fidelity Investments in which they advised that, as at 21 January 2003, FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries, no longer have a notifiable interest in the issued share capital of the Company.

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